[Letterhead of Hong Kong Television Network Limited]

March 5, 2013

VIA EDGAR

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Robert S. Littlepage
Paul Fischer, Staff Attorney

RE:	City Telecom (H.K.) Limited
Form 20-F for the year ended August 31, 2012
Filed December 31, 2012
File No. 000-30354

Ladies and Gentlemen:

The following sets forth the responses of Hong Kong Television Network Limited (formerly known as City Telecom (H.K.) Limited) (“HKTV”, “we”, “us”, “our” or the “Company”) to the comment letter, dated February 25, 2013, of the Staff Attorney of the Division of Corporation Finance (the “Staff”). For your convenience, we have included the Staff’s comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment.

Risks relating to our ADSs, page 9

1.	It appears that if you receive your broadcast license in Hong Kong, foreign shareholders will not be able to exercise their voting rights (page 14). If true, please add a risk factor in your future filings that highlights this restriction on voting rights by non-Hong Kong resident shareholders. We note that your current disclosure expressly states that there are no current restrictions on the rights of non-residents of Hong Kong or foreign persons to exercise voting rights with respect to shares underlying your ADSs (page 40).

Response:

We note the Staff’s comment. Upon receiving a domestic free television programme service licence, foreign shareholders who do not satisfy the Hong Kong ordinary resident requirement will be subject to the voting restrictions as set out in Part 3 of Schedule 1 to the Broadcasting Ordinance. Our future filings will include a risk factor indicated in your comment.

* * * * *

As requested in your letter dated February 25, 2013, we confirm the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in reviewing the response to the comments contained in your letter dated February 25, 2013. Please direct any further comments or requests for additional information to my attention at +852 3145 6788.

Sincerely,

Hong Kong Television Network Limited

/s/ Wong Nga Lai, Alice
By: Wong Nga Lai, Alice
Title: Chief Financial Officer